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RISK FACTORS

There are many factors that can affect our future business, financial performance or share price. Some of these are beyond our control. Here is a brief description of some of the important factors which could cause our future business, operating results, financial condition or share price to be materially different than our expectations. This discussion includes a number of forward-looking statements. You should refer to the description of the qualifications and limitations on forward-looking statements on page 19 of this report.

          RISKS THAT MAY IMPACT OUR FINANCIAL CONDITION OR PERFORMANCE

A SINGLE TENANT REPRESENTS A SUBSTANTIAL PORTION OF OUR LEASE REVENUES

Approximately 70% of our megaplex theatre properties are leased to AMC, one of the nation's largest movie exhibition companies. AMCE has guaranteed AMC's performance under the leases. We have diversified and expect to continue to diversify our real estate portfolio by entering into lease transactions with a number of other leading theatre operators. Nevertheless, our revenues and our continuing ability to pay shareholder dividends remain substantially dependent on AMC's performance under its leases and AMCE's performance under its guaranty. If for any reason AMC failed to perform its lease obligations and AMCE did not perform under its guaranty, we could be required to reduce or suspend our shareholder dividends and may not have sufficient funds to support operations until substitute tenants are obtained. If that happened, we cannot predict when or whether we could obtain substitute quality tenants on acceptable terms. Peter
C. Brown, the Chairman of our Board of Trustees, is Chairman of AMCE. Mr. Brown does not participate in discussions with AMC regarding acquisition or lease terms.

THERE IS RISK IN USING DEBT TO FUND PROPERTY ACQUISITIONS

We have used leverage to acquire properties and expect to continue to do so in the future. Although the use of leverage is common in the real estate industry, our use of debt to acquire properties does expose us to some risks. Some of our debt is payable at a variable interest rate. When interest rates rise, our cost of servicing the debt may increase, which may reduce funds available to pay shareholder dividends. If a significant number of our tenants fail to make their lease payments and we don't have sufficient cash to pay principal and interest on the debt, the debt could go into default. A portion of our debt financing is secured by mortgages on some of our properties. If we fail to meet our mortgage payments, the lenders could declare a default and foreclose on those properties. Although it has been our policy that total debt represent approximately 50% of the total market capitalization of the Company, we may utilize higher leverage in the future if we believe it is reasonable to do so.

OUR LOAN COVENANTS COULD ADVERSELY AFFECT OUR ABILITY TO GROW AND PAY DIVIDENDS

As of December 31, 1999, we had $132 million in unsecured debt outstanding under our Bank Credit Facility. Our Bank Credit Facility has a number of covenants that restrict the amount of secured debt we can obtain and the amount of dividends we can pay our shareholders (dividends may not exceed 90% of funds from operations unless a higher amount is necessary to preserve our status as a
REIT). The Bank Credit Facility also has provisions which affect the eligibility and value of properties in our borrowing base, which in turn determine how much we can borrow under the Bank Credit Facility. These provisions may limit the amount of funds available under the Bank Credit Facility to acquire properties, or require us to pay down the Bank Credit Facility if previously eligible properties become ineligible.

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OUR SECURED DEBT HAS "HYPER-AMORTIZATION" PROVISIONS WHICH MAY REQUIRE US TO
REFINANCE THE DEBT OR SELL THE PROPERTIES SECURING THE DEBT PRIOR TO MATURITY

As of December 31, 1999, we had approximately $103 million outstanding under secured mortgage arrangements which contain "hyper-amortization" features, in which the principal payment schedule is rapidly accelerated, and our principal payments are substantially increased, after a period of time but prior to the maturity date of the loan. We undertook this debt on the assumption that we can refinance the debt when these hyper-amortization payments become due. If we cannot obtain acceptable refinancing at the appropriate time, we may have to sell properties to repay the debt, or some properties could be foreclosed upon. If any of our mortgages are foreclosed, that could cause our Bank Credit Facility to become due. Any of these events could require us to sell properties at a time or at a price which is not favorable to us.

WE MUST OBTAIN NEW FINANCING IN ORDER TO GROW

As a REIT, we are required to distribute at least 95% of our net income to shareholders in the form of dividends. This means we are limited in our ability to use internal capital to acquire properties and must continually raise new capital in order to continue to grow and diversify our real estate portfolio. Our ability to raise new capital depends in part on factors beyond our control, including conditions in equity and credit markets and the performance of real estate investment trusts generally. Market prices for many REIT stocks (including ours) are significantly below their previous levels. For this reason, our ability to raise cash by selling new shares to the public is currently limited. We consider and evaluate a variety of potential transactions to raise additional capital, but we cannot assure that attractive alternatives will always be available to us. Interest rates are currently increasing, which could increase the cost and risk of new financing.

IF WE FAIL TO QUALIFY AS A REIT WE WOULD BE TAXED AS A CORPORATION, WHICH WOULD SUBSTANTIALLY REDUCE FUNDS AVAILABLE FOR PAYMENT OF DIVIDENDS TO OUR SHAREHOLDERS

If we fail to qualify as a REIT for federal income tax purposes, we will be taxed as a corporation. We are organized and believe we qualify as a REIT, and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we will remain qualified in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code on which there are only limited judicial and administrative interpretations, and depends on facts and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws, the application of the tax laws to our qualification as a REIT or the federal income tax consequences of that qualification.

If we fail to qualify as a REIT we will face tax consequences that will substantially reduce the funds available for payment of dividends:

     - We would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates
     - We could be subject to the federal alternative minimum tax and possibly increased state and local taxes
     - Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we were disqualified

In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends. As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our shares.

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                  RISKS THAT APPLY TO OUR REAL ESTATE BUSINESS

THERE ARE RISKS ASSOCIATED WITH OWNING AND LEASING REAL ESTATE

Although our lease terms obligate the tenants to bear substantially all of the costs of operating the properties, investing in real estate involves a number of risks, including:
     - The risk that tenants will not perform under their leases, reducing our income from the leases or requiring us to assume the cost of performing obligations (such as taxes, insurance and maintenance) that are the tenant's responsibility under the lease
     - The risk that changes in economic conditions or real estate markets may adversely affect the value of our properties
     - The risk that local conditions (such as oversupply of megaplex theatres or other entertainment-related properties) could adversely affect the value of our properties
     -   We may not always be able to lease  properties at favorable  rates
     -   We may not always be able to acquire new  properties on favorable terms
     - We may not always be able to sell a property when we desire to do so at a favorable price
     - Changes in tax, zoning or other laws could make properties less attractive or less profitable

If a tenant fails to perform on its lease covenants, that would not excuse us from meeting any debt obligation secured by the property. If the property is unencumbered by a mortgage but is in the borrowing base for our Bank Credit Facility or is owned by a joint venture in which we may participate, we may be required to substitute properties in order to avoid an obligation to pay down the Bank Credit Facility or avoid a default under the joint venture agreement. However, we cannot predict whether or on what terms we could acquire quality substitute properties on a timely basis. We cannot assure that tenants will elect to renew their leases when the terms expire. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another quality movie exhibitor to lease a megaplex theatre property, we may be required to modify the property for a different use, which would involve a significant capital expenditure.


OPERATING RISKS IN THE ENTERTAINMENT INDUSTRY MAY AFFECT THE ABILITY OF OUR TENANTS TO PERFORM UNDER THEIR LEASES

The ability of our tenants to operate successfully in the entertainment industry, remain current on their lease obligations and pay percentage rent depend on a number of factors, including the availability and popularity of motion pictures, the performance of those pictures in tenants' markets, the allocation of popular pictures to tenants and the terms on which the pictures are licensed. Neither we nor our tenants control the operations of motion picture distributors. Megaplex movie theatres represent a greater capital investment, and generate higher rents, than the previous generation of multiplex theatres. For this reason, the ability of our tenants to operate profitably and perform under their leases could be dependent on their ability to generate higher revenues per screen than multiplex theatres typically produce. The success of "out-of-home" entertainment venues such as megaplex theatres and entertainment-themed retail centers also depends on general economic conditions and the willingness of consumers to spend time and money on out-of-home entertainment. The development of megaplex movie theatres has rendered many older multiplex theatres obsolete. To the extent our tenants own a substantial number of multiplexes, they may be required to take charges against earnings resulting from this obsolescence. This could affect the eligibility of those tenants' properties for inclusion in the borrowing base for our Bank Credit Facility, or adversely affect our other financing efforts. Megaplex theatre operators could also be adversely affected by any overbuilding of megaplex theatres in their markets. If a tenant defaults on a lease, our ability to recover our investment in the property would be uncertain.

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SOME POTENTIAL LOSSES ARE NOT COVERED BY INSURANCE

Our leases require the tenants to carry comprehensive liability, casualty, workers' compensation, extended coverage and rental loss insurance on our properties. We believe the required coverage is of the type and amount customarily obtained by an owner of similar properties. We believe all of our properties are adequately insured. However, there are some types of losses, such as catastrophic acts of nature, for which we or our tenants cannot obtain insurance at an acceptable cost. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. We would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property.

JOINT VENTURES MAY LIMIT FLEXIBILITY WITH JOINTLY OWNED INVESTMENTS

We may acquire or develop properties in joint ventures with third parties when those transactions appear desirable. We would not own the entire interest in any property acquired by a joint venture. Although we intend to be the manager of any joint venture in which we participate, there will be some actions (such as the incurrence of debt or the sale of a property) which will require the consent of the other party. If we have a dispute with a joint venture partner, we may feel it necessary or become obligated to acquire the partner's interest in the venture. However, we cannot assure you that the price we would have to pay or the timing of the acquisition would be favorable to us.

WE FACE ADDITIONAL RISKS IF WE DEVELOP PROPERTIES

Our entertainment-themed retail center development in Westminster, Colorado and similar properties we may seek to develop in the future will involve risks not typically encountered in the purchase and lease-back of megaplex theatres which are developed by the operator. The development of retail centers could expose us to the risk that a sufficient number of suitable tenants may not be found to enable the center to operate profitably and provide a return to us. Retail centers are also subject to fluctuations in occupancy rates, which could affect our operating results.

COMPLIANCE OR FAILURE TO COMPLY WITH THE AMERICANS WITH DISABILITIES ACT AND OTHER LAWS COULD RESULT IN SUBSTANTIAL COSTS

Our theatres must comply with the Americans with Disabilities Act (ADA). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Our leases require the tenants to comply with the ADA, and we believe our theatres provide disabled access in compliance with the ADA.

Our properties are also subject to various other federal, state and local regulatory requirements. We believe our properties are in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will involve significant unanticipated expenditures. Although these expenditures would be the responsibility of our tenants, if tenants fail to perform these obligations, we may be required to do so.

POTENTIAL LIABILITY FOR ENVIRONMENTAL CONTAMINATION COULD RESULT IN SUBSTANTIAL COSTS

Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our

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knowledge or actual responsibility, simply because of our current or past ownership of the real estate. If unidentified environmental problems arise, we may have to make substantial payments which could adversely affect our cash flow and our ability to make distributions to our shareholders. This is so because:

     - As owner we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination
     - The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination
     - Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs
     - Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

Our leases require the tenants to operate the properties in compliance with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. We believe all of our properties are in material compliance with environmental laws. However, we could be subject to strict liability under environmental laws because we own the properties. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations and reduce our ability to service our debt and pay dividends to shareholders.

WE COULD BE ADVERSELY AFFECTED BY A TENANT'S BANKRUPTCY

If a tenant becomes bankrupt or insolvent, that could diminish the income we expect from the lease. Although we have not experienced any tenant bankruptcies in the past, any tenant could file for bankruptcy protection in the future. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its lease with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that might be substantially less than the remaining rent owed under the lease. In addition, any claim we have for unpaid past rent would likely not be paid in full.

REAL ESTATE INVESTMENTS ARE RELATIVELY NON-LIQUID

We may desire to sell a property in the future because of changes in market conditions or poor tenant performance or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet debt obligations or avoid a default. Specialty real estate projects such as megaplex theatres cannot always be sold quickly, and we cannot assure you that we could always obtain a favorable price. We may be required to invest in the restoration or modification of a property before we can sell it.

              RISKS THAT MAY AFFECT THE MARKET PRICE OF OUR SHARES

WE CANNOT ASSURE YOU WE WILL CONTINUE PAYING DIVIDENDS AT HISTORICAL RATES

Our ability to continue paying dividends at historical rates or to increase our dividend rate will depend on a number of factors, including our financial condition and results of future operations, the performance of

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lease terms by tenants, our ability to acquire, finance and lease additional properties at attractive rates, and provisions in our loan covenants. If we do not maintain or increase our dividend rate, that could have an adverse effect on the market price of our shares.

MARKET INTEREST RATES MAY HAVE AN EFFECT ON THE VALUE OF OUR SHARES

One of the factors that investors may consider in deciding whether to buy or sell our shares is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend on our shares or seek securities paying higher dividends or interest. Higher market interest rates would not result in more funds for distribution to shareholders except to the extent we are able to acquire new properties which can be leased at higher rates. Higher interest rates can increase our borrowing cost and potentially decrease funds available for distribution. This could have a negative effect on the market price for our shares.

MARKET PRICES FOR OUR SHARES MAY BE AFFECTED BY PERCEPTIONS ABOUT THE FINANCIAL HEALTH OR SHARE VALUE OF OUR TENANTS OR THE PERFORMANCE OF REIT STOCKS GENERALLY.

To the extent any of our tenants or other movie exhibitors report losses or slower earnings growth or take charges against earnings resulting from the obsolescence of multiplex theatres, the market price for our shares could be adversely affected. The market price for our shares could also be affected by any weakness in movie exhibitor stocks generally.

Market prices for many REIT shares (including ours) are currently lower than their historically high levels, and REIT stocks have generally not performed as well as stocks of other types of companies over the last two years. Although we believe the fundamentals of our business and the quality of our assets and income are sound, we cannot predict when, or whether, the market price for our shares will increase in the future.


LIMITS ON CHANGES IN CONTROL MAY DISCOURAGE TAKEOVER ATTEMPTS WHICH MAY BE BENEFICIAL TO OUR SHAREHOLDERS

There are a number of provisions in our Declaration of Trust, Maryland law and agreements we have with others which could make it more difficult for a party to make a tender offer for our shares or complete a takeover of EPR which is not approved by our Board of Trustees. These include:
     -   A staggered Board of Trustees
     -   A limit on beneficial ownership of our shares
     - The ability of the Board of Trustees to issue preferred shares or reclassify preferred or common shares without shareholder approval
     -   Limits on the ability of shareholders to remove trustees without cause
     - A requirement for advance notice of shareholder proposals at annual shareholder meetings
     - Provisions of Maryland law restricting business combinations and control share acquisitions not approved by the Board of Trustees
     - AMCE's ability to terminate a Right to Purchase Agreement for additional megaplex theatre properties if there is a change in control of EPR
     - Recently enacted provisions of Maryland law limiting a court's ability to scrutinize the trustees' exercise of their business judgment in the event of a hostile takeover
     - Provisions in loan or joint venture agreements putting EPR in default upon a change in control
     - Provisions of employment agreements with our officers calling for share purchase loan forgiveness upon a hostile change in control


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Any or all of these provisions could delay or prevent a change in control of
EPR, even if the change was in our shareholders' interest or offered a greater return to our shareholders.

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